Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended March 31, 2020

Maroussi, Greece, June 3, 2020 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), a growth-oriented pure play product tanker company, today announced unaudited results for the three months ended March 31, 2020.

Summary

For the three months ended March 31, 2020, our Revenues, net were $6.6 million and our time charter equivalent revenues increased by $0.2 million, or 3.8%, to $5.0 million compared to the same period in 2019. Net loss for the three months ended March 31, 2020, was $1.2 million, or a loss per share (basic and diluted) of $0.06 which were marked improvements over the same period in 2019. Our Adjusted EBITDA was $1.2 million which represented an increase of $0.7 million over the comparable 2019 quarter. Please see “Non-GAAP Measures and Definitions” below.

Valentios Valentis, our Chairman and CEO commented:

“Our operating results for the three months ended March 31, 2020 reflected a better chartering environment and continued cost discipline compared to the same period in 2019. During the first quarter, 2020 our medium range product tankers (“MR”) operated on staggered, shorter-term time charters in order to obtain predictable cash flow, especially in light of the various uncertainties, including those discussed below. The average daily time charter equivalent rates (“TCE”) for our MR’s was $15,400 in the first quarter of 2020. As of June 1, 2020, 100% of available days in the second quarter of 2020 were booked at an average daily TCE of $15,700 for our MR’s. As previously disclosed, we completed the sale of the Pyxis Delta, our 2006 built non-eco tanker, in January 2020. The net proceeds were applied to de-lever our balance sheet, improve liquidity and better position us for growth. During the quarter ended March 31, 2020, our fleet-wide vessel operating expenses were slightly less than $5,700 per day, a 5.6% improvement over the comparable period in 2019.

The first five months of 2020 may be remembered as a period of extreme volatility for the product tanker market. In early January, solid supply/demand fundamentals for the sector provided a favorable outlook at that time. The introduction of the new IMO 2020 fuel regulations had a relatively small impact as ample low-sulphur fuels blends were available worldwide, and the average price of very low sulphur fuel oil in the three major hubs of Singapore, Rotterdam and Fujairah declined more than 60% over the five months based on industry sources. Heading into the Chinese Lunar holidays, the chartering environment was acceptable after a robust winter season. But as February unfolded, unprecedented events started to occur. The rapid spread of COVID-19 quickly and severely took its toll on human life and economies worldwide. Extensive government restrictions on personal and commercial activities dramatically reduced global demand for transportation fuels. This was followed by excess crude oil production, led by Saudi Arabia and Russia, which quickly led to a global glut of crude oil and refined products, followed by a collapse of commodity prices. By April, OPEC+ decided to cut its output on a staggered basis starting May 1 through April 2022. Record low crude prices resulted in production curtailments in the U.S., including a significant number of shale oil wells. A sharp upward pricing curve, or contango, for the future delivery of petroleum products rapidly developed, leading to a burst in demand for product tankers and sky-rocketing charter rates. This extreme situation was further compounded by capacity constraints at on-shore storage facilities, port congestion and various arbitrage trades. Temporary floating storage opportunities developed and record spot charter rates were reported by late April 2020. However, improved public safety for prevention of the spread of the virus has led to a gradual re-opening of many economies and return of personal mobility in May 2020 and the start of product inventory withdrawals. Consequently, recent demand for tonnage has quickly fallen, and charter rates have declined to levels still above historical averages.

1

As the global economies return to a “New Norm” while still managing the uncertain path of COVID-19, we expect the product tanker sector to continue to experience significant volatility for the balance of 2020. Extensive and record-setting monetary and fiscal stimulus programs by major governmental agencies and central banks should help speed global recovery. A return to more normal GDP growth should gradually lead to rising demand for refined petroleum products, led by transportation fuels. Uneven de-stocking of inventories could result in short-term arbitrage trading of cargoes. But while the economic rebuilding occurs from temporary demand destruction, the vessel supply outlook has actually improved. Despite attractive contract pricing from leading shipyards, the ordering of new product tankers continues to be very low. The uncertainty surrounding the near-term chartering environment, expanding environmental regulations, evolving ship designs and limited available capital, continue to constrain ordering activity. The virus has also caused delays at various shipyards for new build deliveries, scrubber retrofits as well as required dry-dockings. Moreover, the aging fleet will lead to more scrapping of older, less efficient tankers and further reduce the worldwide fleet. For example, according to a leading industry source, it was recently estimated that over 6% of the global fleet of MR2 are 20 years of age or more. Consequently, we expect net supply growth for MR’s to be approximately 2% in 2020. We should also point out that lower bunker prices and substantially tighter spreads between high and low-sulphur fuels have narrowed the charter premium for scrubber-fitted vessels, compared to the eco -MR’s found in our fleet. Overall, we continue to be optimistic in the long-term.”

Results for the three months ended March 31, 2019 and 2020

For the three months ended March 31, 2020, we reported Revenues, net of $6.6 million, a decrease of less than $0.1 million, or 1.3%, from $6.7 million in the comparable period of 2019, despite the fact that the total available days decreased from 512 during the three months ended March 31, 2019, to 455 during the same period in 2020, as a result of the sale of our oldest vessel, the Pyxis Delta, on January 13, 2020. During Q1 2020, all of our Eco-MRs were substantially under existing time charters resulting in an average daily TCE of $15,400.

Our net loss for the period ended March 31, 2020, was $1.2 million, or a loss per share of $0.06 (basic and diluted), compared to a net loss of $2.3 million, or a loss per share of $0.11 (basic and diluted) for the same period in 2019. Stronger daily TCE of $11,917 and higher utilization of 91.4% during the three month period ended March 31, 2020, compared to $10,631 and 87.7%, respectively, in the comparable period in 2019, mitigated our losses for the period ended March 31, 2020, compared to the losses we incurred in the same period in 2019. Operating expenses, depreciation and interest and finance costs were reduced as a result of the sale of Pyxis Delta and the prepayment of the associated loans, positively impacting the bottom line in the period ended March 31, 2020.

Our Adjusted EBITDA was $1.2 million for the three-month period ended March 31, 2020, representing an increase of $0.7 million from $0.5 million for the same period in 2019.

	Three Months ended March 31,
	2019	2020
	(Thousands of U.S. dollars, except for daily TCE rates)
Revenues, net	6,724	6,635
Voyage related costs and commissions	(1,951)	(1,682)
Time charter equivalent revenues [1]	4,773	4,953

Total operating days [2]	449	416

Daily time charter equivalent rate [1,2]	10,631	11,917

1 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

2 Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculation for the three months ended March 31, 2020 (the vessel had been under TC employment for approximately 2 days in January 2020 when it was redelivered from charterers in order to be sold).

2

Management’s Discussion and Analysis of Financial Results for the Three Months ended March 31, 2019 and 2020 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $6.6 million for the three months ended March 31, 2020, represented a decrease of less than $0.1 million, or 1.3%, from $6.7 million in the comparable period of 2019.

Voyage related costs and commissions: Voyage related costs and commissions of $1.7 million for the three months ended March 31, 2020, represented a decrease of $0.3 million, or 13.8%, compared to $2.0 million for the same period in 2019. The decrease was primarily attributed to lower spot chartering activity for our MRs (48 days during the three months ended March 31, 2019, compared to 29 days during the comparable period in 2020), which incurs voyage costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot chartering results in a decrease in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $2.7 million for the three months ended March 31, 2020, represented a decrease of more than $0.5 million, or 16.1%, compared to the same period in 2019 mainly attributed to the sale of Pyxis Delta.

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended March 31, 2020, remained flat compared to the same period in 2019.

Management fees: For the three months ended March 31, 2020, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), a company related to Mr. Valentios Valentis, our chairman and chief executive officer, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, were $0.4 million in aggregate and remained stable compared to the three-month period ended March 31, 2019.

Amortization of special survey costs: Amortization of special survey costs of less than $0.1 million for the three-month period ended March 31, 2020, remained flat compared to the same period in 2019.

Depreciation: Depreciation of $1.1 million for the three months ended March 31, 2020, represented a decrease of more than $0.2 million or 18.3% compared to the same period in 2019. The decrease is primarily attributed to less depreciable days for the fleet during the first quarter of 2020, as a result of the sale of Pyxis Delta, compared to the depreciable days for a six vessels fleet during the first quarter of 2019.

Gain from the sale of vessel, net: During the three-month period ended March 31, 2020, we recorded a nominal gain from the sale of Pyxis Delta. No such gain was recorded for the comparable period in 2019.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended March 31, 2020 of $1.3 million, represented a decrease of more than $0.1 million from the comparable period of 2019. The decrease was primarily attributable to lower LIBOR rates paid on floating rate bank debt compared to the same period in 2019 and to the prepayment of debt following the sale of Pyxis Delta.

3

Unaudited Consolidated Statements of Comprehensive Loss

For the three months ended March 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	March 31, 2019	March 31, 2020

Revenues, net	$6,724	$6,635

Expenses:
Voyage related costs and commissions	(1,951)	(1,682)
Vessel operating expenses	(3,252)	(2,728)
General and administrative expenses	(561)	(564)
Management fees, related parties	(179)	(181)
Management fees, other	(232)	(238)
Amortization of special survey costs	(48)	(49)
Depreciation	(1,341)	(1,095)
Gain from the sale of vessel, net	-	7
Bad debt provisions	(39)	-
Operating (loss) / income	(879)	105

Other income / (expenses):
(Loss) / Gain from financial derivative instrument	(21)	3
Interest and finance costs, net	(1,431)	(1,318)
Total other expenses, net	(1,452)	(1,315)

Net loss	$(2,331)	$(1,210)

Loss per common share, basic and diluted	$(0.11)	$(0.06)

Weighted average number of common shares, basic and diluted	21,060,190	21,420,697

4

Consolidated Balance Sheets

As of December 31, 2019 and March 31, 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2019	March 31, 2020
		(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,441	$475
Restricted cash, current portion	535	618
Inventories	501	624
Trade accounts receivable, net	1,243	1,120
Vessel held-for-sale	13,190	-
Prepayments and other assets	325	86
Total current assets	17,235	2,923

FIXED ASSETS, NET:
Vessels, net	87,507	86,412
Total fixed assets, net	87,507	86,412

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	3,200	3,200
Financial derivative instrument	1	3
Deferred charges, net	779	849
Prepayments and other assets	47	198
Total other non-current assets	4,027	4,250
Total assets	$108,769	$93,585

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$8,984	$3,318
Trade accounts payable	4,538	3,624
Due to related parties	6,849	990
Hire collected in advance	1,415	455
Accrued and other liabilities	750	811
Total current liabilities	22,536	9,198

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	49,233	48,549
Promissory note	5,000	5,000
Total non-current liabilities	54,233	53,549

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,370,280 and 21,420,468 shares issued and outstanding as at December 31, 2019 and March 31, 2020, respectively)	21	21
Additional paid-in capital	75,154	75,211
Accumulated deficit	(43,175)	(44,394)
Total stockholders’ equity	32,000	30,838
Total liabilities and stockholders’ equity	$108,769	$93,585

5

Unaudited Consolidated Statements of Cash Flows

For the three months ended March 31, 2019 and 2020

(Expressed in thousands of U.S. dollars)

	Three Months Ended	Three Months Ended
	March 31, 2019	March 31, 2020

Cash flows from operating activities:
Net loss	$(2,331)	$(1,210)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,341	1,095
Amortization of special survey costs	48	49
Amortization and write-off of financing costs	66	99
Loss / (Gain) from financial derivative instrument	21	(2)
Gain on sale of vessel, net	-	(7)
Bad debt provisions	39	-
Changes in assets and liabilities:
Inventories	187	(123)
Trade accounts receivable, net	1,574	114
Prepayments and other assets	(165)	88
Special survey cost	(480)	(119)
Trade accounts payable	158	(847)
Due to related parties	731	(5,859)
Hire collected in advance	(422)	(960)
Accrued and other liabilities	179	118
Net cash provided by / (used in) by operating activities	$946	$(7,564)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	-	13,197
Ballast water treatment system installation	(268)	(56)
Net cash (used in) / provided by investing activities	$(268)	$13,141

Cash flows from financing activities:
Repayment of long-term debt	(1,051)	(6,449)
Common stock offerings costs	-	(11)
Net cash used in financing activities	$(1,051)	$(6,460)

Net decrease in cash and cash equivalents and restricted cash	(373)	(883)

Cash and cash equivalents and restricted cash at the beginning of the period	4,204	5,176

Cash and cash equivalents and restricted cash at the end of the period	$3,831	$4,293

6

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of March 31, 2020, we were required to maintain minimum liquidity of $3.8 million including reserves for special surveys and dry dockings. Total cash and cash equivalents, including restricted cash, aggregated $4.3 million as of March 31, 2020.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of	As of
	December 31, 2019	March 31, 2020
Funded debt, net of deferred financing costs	$58,217	$51,867
Promissory Note - related party	5,000	5,000
Total	$63,217	$56,867

Our weighted average interest rate on our total funded debt for the three months ended March 31, 2020 was 8.2%.

On January 13, 2020, pursuant to the sale agreement that we entered into in late 2019, Pyxis Delta was delivered to her buyers. The total net proceeds from the sale of the vessel were approximately $13.2 million, $5.7 million out of which was used to prepay the loan facility secured by Pyxis Delta and Pyxis Theta and $7.5 million for the repayment of our liabilities to Maritime and obligations to our trade creditors.

On January 2, 2020, we issued 50,188 restricted common shares to Maritime Investors Corp., a company related to Mr. Valentios Valentis, our chairman and chief executive officer, at the volume weighted average closing share price for the 10-day period immediately prior to the quarter end, related to the settlement of interest due under the second amendment to the Amended & Restated Promissory Note.

At March 31, 2020, we had a total of 21,420,468 common shares issued and outstanding of which Mr. Valentis beneficially owned 80.2%.

7

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment, gain/(loss) on sale of vessel and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Interim Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

(In thousands of U.S. dollars)	Three Months Ended March 31,
	2019	2020
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(2,331)	$(1,210)

Depreciation	1,341	1,095

Amortization of special survey costs	48	49

Interest and finance costs, net	1,431	1,318

EBITDA	$489	$1,252

Loss / (Gain) from financial derivative instrument	21	(3)

Gain from the sale of vessel, net	-	(7)

Adjusted EBITDA	$510	$1,242

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

8

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:

(Amounts in U.S.$, unless otherwise stated)	Three Months Ended March 31,
	2019	2020*
Eco-Efficient MR2: (2 of our vessels)
Daily TCE	13,061	15,676
Opex	5,767	5,915
Utilization %	100.0%	97.3%
Eco-Modified MR2: (1 of our vessels)
Daily TCE	12,056	14,875
Opex	7,716	6,664
Utilization %	95.2%	100.0%
Standard MR2: (1 of our vessels)
Daily TCE	12,320	-
Opex	5,923	-
Utilization %	100.0%	-
Small Tankers: (2 of our vessels)
Daily TCE	5,020	5,603
Opex	5,480	4,962
Utilization %	66.7%	81.3%
Fleet: (6 vessels / 5 vessels) *
Daily TCE	10,631	11,917
Opex	6,022	5,683
Utilization %	87.7%	91.4%

* Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculations for the three months ended March 31, 2020 (the vessel had been under TC employment for approximately 2 days in January when it was re-delivered from charterers in order to be sold).

9

Conference Call and Webcast

We will host a conference call to discuss our results at 8:30 a.m., Eastern Time, on Wednesday, June 3, 2020.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Wednesday, June 10, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). The access code required for the replay is: 5478965#.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/2161144/DD57F37555D56EAA63950E8ABED821B7

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call. The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of June 1, 2020)

			Carrying			Charter	Earliest
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	per day (1)	Date
Pyxis Epsilon [2]	SPP / S. Korea	MR	50,295	2015	Time	$15,350	June 2020
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$15,375	July 2020
Pyxis Malou [3]	SPP / S. Korea	MR	50,667	2009	Time	$18,000	August 2020
Northsea Alpha [4]	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta [4]	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			170,019

1)	Charter rates are gross and do not reflect any commissions payable.
2)	In June, 2020, the Pyxis Epsilon is scheduled for her first dry-docking with expected off-hire of 25 days and estimated cost of $1 million, including installation of a Ballast Water Treatment System.
3)	The charterer has the option to extend the initial 75 day time charter up to a maximum 5 months at the gross charter rate of $18,000/d.
4)	Northsea Alpha & Northsea Beta are scheduled to have their special surveys during the third quarter of 2020 with expected off-hire 20 days per vessel and cost of $0.35 million each.

10

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “potential,” “likely” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any in information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

11